Exhibit 99.1

noco-noco and 3DOM Alliance Group announce batteries equipped with X-SEPATM exceed 2,000 cycles at 60°C in ongoing testing

SINGAPORE/TOKYO, September 5, 2023 – Decarbonization solutions provider noco-noco Inc. (Nasdaq: NCNC, “noco-noco”) and the 3DOM Alliance Group today announced that lithium-ion batteries equipped with the proprietary X-SEPATM separator and a high temperature-resistant electrolyte have exceeded 2,000 cycles under 60°C conditions in ongoing charge-discharge cycle life testing.

The X-SEPATM is a revolutionary separator technology developed by the 3DOM Alliance Group that contributes to enhanced battery lifespan and performance. noco-noco holds an exclusive license and is working to commercialize the technology, including in Southeast Asia where countries are increasingly experiencing unprecedented heat.

Temperatures as high as 60°C significantly shorten the lifespans of conventional lithium-ion batteries. To address this issue, the 3DOM Alliance Group utilizes the X-SEPATM in combination with a high temperature-resistant electrolyte, which has a high boiling point, to effectively suppress electrolyte degradation.

Previously, the integration of this electrolyte into conventional lithium-ion batteries posed a challenge primarily due to its high viscosity, which rendered it incompatible with general-purpose polypropylene separators. However, it can be used in combination with the X-SEPATM separator due to the X-SEPATM’s highly porous structure and strong wettability of its polyimide material with organic electrolyte.

Figure 1. Comparison of charge-discharge cycle life at 60°C (Source: 3DOM Alliance Group)

Interim results of ongoing charge-discharge cycle life testing at 60°C show that batteries equipped with the X-SEPA™ and high temperature-resistant electrolyte demonstrate significantly higher capacity retention than batteries using a general-purpose electrolyte and separator after 2,000 cycles. The lifespan is extended by approximately five times when the battery end-of-life is set at 80% capacity retention, which is common for electric vehicle applications.

In-house testing has further confirmed that the higher boiling point of the high temperature-resistant electrolyte drastically reduces swelling in laminate battery cells when heated on a hot plate over 150°C. This addresses a critical issue that arises when battery-powered devices are exposed to high-temperature environments.

The latest results demonstrate significant progress since approximately 900 cycles at the time of the previous interim results announced by 3DOM Alliance Inc. and noco-noco in April 2023.

Technical experts from the 3DOM Alliance Group will present details of this research at the 2023 Fall Meeting of the Electrochemical Society of Japan to be held at Kyushu University on September 11 and 12, 2023.

Masataka Matsumura, CEO of noco-noco, commented, “We are excited about these breakthroughs and look forward to verifying the full potential of the technology as testing progresses. We believe it will be a step change in accelerating sustainable electrification, especially in regions with an unmet need for batteries that can deliver higher performance and longer life even in extremely hot weather.”

About noco-noco

noco-noco is a decarbonization solutions provider working to accelerate the global transformation to a carbon-neutral economy. With X-SEPA™, a battery separator technology designed for long-lasting and high heat-resistant performance, and noco-noco’s carbon-neutral leasing platform, noco-noco expects to address the need for clean, affordable, and sustainable energy solutions. noco-noco Inc. made its Nasdaq debut in August 2023. For more information on noco-noco, visit www.noco-noco.com

About 3DOM Alliance Group

Led by Tokyo-based 3DOM Alliance Inc., the 3DOM Alliance Group strives to solve environmental problems through the research and development of cutting-edge technologies and business models that promote decarbonization and ecological conservation.

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Contact:

Nandini Prashad

Head of Strategic Communications and PR, noco-noco

contactus@noco-noco.com